Exhibit 12

Statement re: Calculation of Ratios of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended March 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net income from continuing operationsless preferred distributions	$14,032	$93,511	$110,945	$114,620	$120,725	$178,529
Preferred distributions	12,712	46,479	33,777	37,321	45,053	52,442
Minority interest in earnings of common unitholders	1,253	9,400	11,608	12,426	12,958	24,844
Interest expense	38,655	119,640	109,297	100,047	86,844	82,570
Earnings before fixed charges	$66,652	$269,030	$265,627	$264,414	$265,580	$338,385
Interest expense	$38,655	$119,640	$109,297	$100,047	$86,844	$82,570
Interest costs capitalized	5,580	9,510	5,961	6,734	13,529	25,859
Total fixed charges	$44,235	$129,150	$115,258	$106,781	$100,373	$108,429

Preferred distributions	$12,712	$46,479	$33,777	$37,321	$45,053	$52,442
Total fixed charges and preferred distributions	$56,947	$175,629	$149,035	$144,102	$145,426	$160,871

Ratio of Earnings to Fixed Charges	1.51	2.08	2.30	2.48	2.65	3.12
Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.17	1.53	1.78	1.83	1.83	2.10